UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of
ETF Issuer Solutions Inc.
ETF Actively Managed Trust
ETF Distributors LLC

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

Please send all communications and orders to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 W. Fourth Street
Winston-Salem, NC 27101
Phone: (336) 607-7512
Fax: (336) 734-2608

with a copy to:

ETF Issuer Solutions Inc.
501 Madison Avenue, Suite 501
New York, NY 10022
Phone: (347) 903-8347

As filed with the Securities and Exchange Commission on June 19, 2013

TABLE OF CONTENTS

I.	Actively-Managed Exchange Traded Funds.			4
	A.	Applicants and Other Entities		4
		1.	The Trust	4
		2.	The Advisor	4
		3.	The Distributor	5
	B.	The Funds		5
		1.	The Initial Fund and its Investment Objective	5
		2.	All Funds and their Investment Objectives	5
		3.	Benefits of Funds to Investors	6
		4.	Benefits of 12(d)(1) Relief	7
	C.	Capital Structure and Voting Rights; Book Entry		7
	D.	Exchange Listing		7
	E.	Purchases and Redemptions of Shares and Creation Units		7
		1.	Placement of Orders to Purchase Creation Units	8
		2.	Payment for Creation Units	12
		3.	Rejection of Creation Unit Purchase Orders	12
		4.	Redemption	12
		5.	Pricing of Shares	13
	F.	Shareholder Transaction and Operational Fees and Expenses		13
	G.	Dividend Reinvestment Service		13
	H.	Availability of Information		14
	I.	Sales and Marketing Materials; Prospectus Disclosure		14
	J.	Third Party Broker Dealer Issues		15
II.	Funds of Actively-Managed Exchange-Traded Funds.			15
	A.	The Investing Funds		15
	B.	Proposed Transactions		15
	C.	Fees and Expenses		15
	D.	Conditions and Disclosure Relating to 12(d)(1) Relief		16
III.	Request for Exemptive Relief and Legal Analysis.			16
	A.	Sections 2(a)(32) and 5(a)(1) of the Act		16
	B.	Section 22(d) of the Act and Rule 22c-1 under the Act		17
	C.	Section 17(a) of the Act		18
	D.	Section 12(d)(1) of the Act		20
	E.	Section 22(e) of the Act		22
IV.	Conditions.			24
	A.	ETF Relief		24
	B.	12(d)(1) Relief		25
V.	Procedural Matters.			27
VI.	Conclusion, Authorization and Signatures			27

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————————————————— x

In the Matter of: ETF Issuer Solutions, Inc. ETF Actively Managed Trust ETF Distributors LLC File No. 812-14080
Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

———————————————————— x

SUMMARY OF APPLICATION

In this Second Amended and Restated Application (“Application”), ETF Issuer Solutions Inc. (“ETFis”), ETF Distributors LLC (the “Distributor”) and ETF Actively Managed Trust (the “Trust” and, collectively with ETFis and the Distributor, “Applicants”) request an order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants are seeking an order under Sections 6(c) and 17(b) for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act and Rule 22c-l under the Act (“ETF Relief”) to permit the Trust to create and operate an actively-managed investment series of the Trust (the “Initial Fund,” and together with Future Funds (defined below), the “Funds”) that offers exchange-traded shares (“Shares”). Each Fund will operate as an exchange-traded fund (“ETF”). Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as “Creation Units.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit. Applicants request that the ETF Relief apply to any future series of the Trust or of other open-end management companies or series thereof that utilize active management investment strategies (“Future Funds”). Any Future Fund will (a) be advised by ETFis or an entity controlling, controlled by, or under common control with ETFis (each, an “Advisor”), and (b) comply with the terms and conditions of the ETF Relief as set forth in the Application.

Applicants are also requesting that the order permit certain investment companies registered under the Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the Act that is not part of the same “group of investment companies” as the Funds, and that enters into an FOF Participation Agreement (as defined herein) with a Fund (each such management investment company is referred to herein as an “Investing Management Company,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in

Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“12(d)(1) Relief”).

The Initial Fund is expected to invest, and certain Future Funds may invest, in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (each such Fund, an “FOF ETF”). For purposes of complying with Section 12(d) of the Act, each FOF ETF will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), either alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained relief from Section 12(d)(1).1

All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the Application.2 An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company. In connection with the 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

The Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively-managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.3

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.	Actively-Managed Exchange Traded Funds.

A.        Applicants and Other Entities.

1.          The Trust. The Trust was formed on September 20, 2012 as a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company.4 The Trust is overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the Act.5 Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2.          The Advisor. ETFis will be the investment adviser to the Initial Fund. ETFis is a Delaware corporation, with its principal office in New York, New York. ETFis is, and each other Advisor will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”), and subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Advisor will arrange and oversee the provision of necessary services for each Fund (including custodial,

1	In no case will a Fund that is an FOF ETF rely on the 12(d)(1) Relief.

2	In no case will a Fund that is an FOF ETF rely on the 12(d)(1) Relief.

3
See, e.g., RiverPark Advisors, LLC, et al., Investment Company Act Release Nos. 29840 (Oct. 19, 2011) (notice) and 29863 (Nov. 17, 2011) (order); Russell Exchange Traded Funds Trust, et al., Investment Company Act Release Nos. 29706 (Jun. 22, 2011) (notice) and 29727 (Jul. 19, 2011) (order); Eaton Vance Management, et al., Investment Company Act Release Nos. 29591 (Mar. 1, 2011) (notice) and 29620 (Mar. 30, 2011) (order).

4	Applicants filed with the Commission a registration statement on Form N-1A in respect of Shares of the Initial Fund on April 2, 2013.

5	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. Each Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Subadvisor”). Any Subadvisor will be registered under the Advisers Act or not subject to registration.

3.          The Distributor. ETF Distributors LLC, a Delaware limited liability company, serves as the principal underwriter and distributor for each of the Funds. The Distributor is currently in the process of registering as a broker-dealer under the Exchange Act, and neither the Trust nor the Initial Fund will commence operations prior to the Distributor becoming so registered. The Distributor distributes Shares on an agency basis. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor is an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the Act. Applicants request that the Order also apply to any other future principal underwriter and distributor to Future Funds (“Future Distributor”), provided that any such Future Distributor complies with the terms and conditions of this Application.

No Distributor, Advisor, Subadvisor, Trust or Fund is, or will be, affiliated with any Stock Exchange.

B.         The Funds.

1.          The Initial Fund and its Investment Objective. The name of the Initial Fund is the Manna U.S. Equity Enhanced Dividend Income Fund. Applicants filed with the Commission a registration statement on Form N-1A in respect of Shares of the Initial Fund on April 2, 2013. The Initial Fund seeks long-term capital appreciation and income primarily through purchases and short sales of U.S. and international equity securities. The Initial Fund will seek to meet its investment objective by normally investing at least 80% of its total assets in a portfolio of U.S. common stocks or ETFs selected by the Sub-Adviser to reflect a broad spectrum of the U.S. equity market. The Board may change the investment objective of the Initial Fund without shareholder approval.

The Initial Fund will primarily hold shares of equity securities, including, without limitation, U.S. and non-U.S. common stocks, ETFs, Depositary Receipts (as defined below), participation notes, futures contracts and certain exchange-traded products that are not registered as investment companies under the Act.  The Initial Fund may also hold U.S. or non-U.S. fixed income securities, currencies, closed-end funds, cash and cash equivalents, all in accordance with its investment objectives. The Initial Fund intends to hold a combination of long positions (“Long Positions”) and short positions (“Short Positions”). The Initial Fund expects to invest up to 100% (but not less than 80%) of its total assets in Long Positions in a portfolio of U.S. common stocks or ETFs selected to reflect a broad spectrum (i.e., positions in companies of different market capitalizations) of the U.S. equity market (the “Core Position”). The Fund’s proceeds from the Short Positions (i.e., cash received from selling securities short) will then be invested in Long Positions expected to generate dividend income to the Initial Fund based on quantitative and qualitative measures (the “Dividend Position”). The Initial Fund also expects to establish Short Positions that represent up to 30% of the Initial Fund’s net assets in securities selected for the purpose of hedging against country or currency risk associated with the investments in the Dividend Position, or because they are likely to underperform the market or lose value in the near term. Any of the Initial Fund’s assets not invested in the Core Position or Dividend Position may be invested in Long Positions in securities or instruments consistent with the Initial Fund’s investment objective and the requirements of the Act and rules thereunder.

2.          All Funds and their Investment Objectives. Each Fund will invest in accordance with its investment objective and the requirements of the Act and rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities), currencies, assets and other positions (“Portfolio Instruments”). To the extent consistent with other investment limitations, the Funds may invest assets in mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions”,6 and may engage in short sales and forward commitment transactions.7 Further, Funds may invest in Depositary

6
A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

7	In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

Receipts.8 Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Advisor or Subadvisor, as applicable, deems to be illiquid or for which pricing information is not readily available. If a Fund invests in derivatives, then (a) the Board will periodically review and approve the Fund’s use of derivatives and how the Advisor assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance. In addition, to the extent required by then-current SEC positions regarding open-end companies, and as necessary for the arbitrage process, each Fund’s Portfolio Instruments will be liquid. Each Fund’s investment objective will not be considered to be fundamental and can be changed without a vote of its shareholders.

To the extent that a Fund (including the Initial Fund) acquires and holds Short Positions, the Fund itself will create such positions in transactions with other market participants. Such a Fund will sell short a specified percentage of some Portfolio Instruments (as defined below) and may use the proceeds, together with other available cash, to make purchases to add to its Long Positions. Any Fund designed to hold Short Positions but not Long Positions will invest the proceeds of its short sales in cash and cash equivalents. Any Fund acquiring and holding Short Positions will cover its Short Positions by borrowing securities in the stock loan market. To the extent required by Section 18(f) of the 1940 Act, Portfolio Instruments, including cash in the Fund’s portfolio, will be segregated to cover Short Positions in the portfolio.9

A Fund’s Short Positions will be disclosed on the Fund’s publicly available website as described in Section I.H herein, entitled “Availability of Information.” Because of this disclosure, any market participant will be able to determine in real time the intraday value of the Fund. The investment characteristics of Short Positions used by a Fund will be described in detail sufficient for market participants to understand the principal investment strategies of the Fund and to facilitate informed trading of its Shares.

3.       Benefits of Funds to Investors. Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Creation Deposit (as defined below) and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per common share (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.
Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to

8
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”), on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants, any Future Fund, or any Subadvisor will serve as the depositary bank for any Depositary Receipts held by a Fund.

9
See Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. Avail. July 2, 1996.

the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest interest received on Portfolio Instruments.

4.        Benefits of 12(d)(1) Relief. If 12(d)(1) Relief is granted, the Funds will offer the Investing Funds the benefits noted above.

C.        Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

D.        Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant, as defined below, or make a market in Shares. Neither the Advisor nor the Distributor or any affiliated person of the Advisor, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares.10  As long as the Funds operate in reliance on the requested order, the Shares will be listed on a Stock Exchange.

E.         Purchases and Redemptions of Shares and Creation Units.

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day”, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and the price of a Share will range from $20 to $200.

10
If Shares are listed on NYSE Arca, Nasdaq or a similar electronic Stock Exchange, one or more member firms of that Stock Exchange will act as Market Maker and maintain a market for Shares trading on the Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. If Shares are listed on a Stock Exchange such as the NYSE, one or more member firms will be designated to act as a Specialist and maintain a market for the Shares trading on the Stock Exchange. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

The price of Shares trading on the Stock Exchange will be based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on the Stock Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

1.          Placement of Orders to Purchase Creation Units.

a.          General. In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).11  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”  In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions);12 except:

(a)        in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)        for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;13 or

(c)        TBA Transactions, Short Positions and other positions that cannot be transferred in kind14 will be excluded from the Creation Basket.15

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)        to the extent there is a Cash Amount, as described above;

11
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

12	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

13	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

14	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

15	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

(b)           if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)           if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;16

(d)           if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each process, defined below); or (ii) in the case of Funds holding non-U.S. investments (“Global Funds”), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)           if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.17

Each Business Day, before the open of trading on the Stock Exchange where the Shares are listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the Portfolio Instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Creation Basket and/or cash as determined according to the above procedures are the “Creation Deposit.”18

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net

16
In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

17	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

18
Pursuant to Rule 206(4)-7 under the Advisers Act, the Advisor and any Subadvisor or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Advisor and any Subadvisor or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material nonpublic information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its “Inside Information Policy”). In addition, like the Advisor, Subadvisors, and any other investment advisers, any Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule. In accordance with the Code of Ethics and Inside Information Policy of the Advisor, Subadvisors, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.          NSCC Process, DTC Process and Process for the Funds. Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (the “NSCC Process” and “DTC Process”, respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).

For Global Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Creation Deposit. The Creation Deposit must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required Creation Deposit has been delivered, and the Custodian will notify the Advisor and Distributor that the required Creation Deposit has been delivered. The Distributor will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).

The Shares will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

Equity securities will be processed either through an enhanced clearing process or through a manual clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (i.e., the DTC Process), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the Creation Deposit and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the Creation Deposit and will generally occur on a settlement cycle of T+3 Business Days or shorter.19 Applicants do not believe the issuance and settlement

19
Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists, Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

c.          Transaction Fees. In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Instruments in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Instruments in connection with the redemption of Creation Units. Transaction Fees will be limited to amounts that have been determined by the Advisor to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments of the Funds. 20 In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities. Because the DTC Process involves a manual line-by-line movement of each position, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. From time to time and for such periods as the Advisor in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

d.          Timing and Transmission of Purchase Orders. All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor no later than one hour prior to the NAV Calculation Time. On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Creation Deposit, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

A Creation Unit of a Fund will not be issued until the transfer of the good title to the Trust of the Deposit Instruments and/or any cash has been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Creation Deposit has not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

20
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

2.          Payment for Creation Units.

a.          General. Persons purchasing Creation Units from the Funds must transfer the Creation Deposit, plus the applicable Transaction Fee. With respect to cash, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).

b.          Global Funds. An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Creation Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. The instruments and the number of the Deposit Instruments required for the Creation Deposit for each Fund will change as the Portfolio Instruments change and are rebalanced from time to time by the Advisor in light of the investment objective of such Fund.

3.          Rejection of Creation Unit Purchase Orders. As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2) the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3) the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisor, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

4.          Redemption. Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Applicants currently contemplate that Creation Units of the Initial Fund will be redeemed principally in-kind (together with a Cash Amount). Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units for cash will occur, as described above in section E.1.a., through procedures that are analogous (in reverse) to those for purchases. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

For Global Funds, a redemption request will not be made through DTC. Creation Units of the Initial Fund and certain Future Funds will be redeemed principally in kind. However, each Fund has the right to make redemption payments in kind, in cash, or a combination of each, as described above in section E.1.a., provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Advisor may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

5.          Pricing of Shares. The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. Transactions involving the purchase or sale of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F.         Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund are expected to be imposed by any Fund or the Advisor. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Advisor or some other party.

G.         Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.         Availability of Information.

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),21 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (including any Short Positions) that will form the basis for the Fund’s calculation of NAV at the next NAV Calculation Time. The website and information will be publicly available at no charge.22

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), semi-annual and annual reports (together, “Shareholder Reports”), Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

I.          Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

21
The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the NAV Calculation Time. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

22
Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

J.          Third Party Broker Dealer Issues.

Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

II.        Funds of Actively-Managed Exchange-Traded Funds.

A.          The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Investing Fund Advisor”) that does not control, is not controlled by or under common control with the Advisor. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadvisor”). Each Investing Fund Advisor and any Investing Fund Subadvisor will be registered as an investment adviser under the Advisers Act.

B.          Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act.

C.          Fees and Expenses.

Shares of the Funds will be sold by the Fund without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.          Conditions and Disclosure Relating to 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief, even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Advisor as the Investing Fund Advisor or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into an FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

III.        Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.          Sections 2(a)(32) and 5(a)(1) of the Act.

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments held by the Fund (including any Short Positions) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.          Section 22(d) of the Act and Rule 22c-1 under the Act.

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange23 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another dealer in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling

23	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.          Section 17(a) of the Act.

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“Second Tier Affiliates”), from selling any security to or purchasing any security from the company. The definition of “affiliated person” in Section 2(a)(3) of the Act includes any person that owns 5% or more of an issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by an Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor (an “Affiliated Fund”).24
If Creation Units of the Trust or one or more Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such person’s market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or Market Maker, might from time to time accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that an institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of an Affiliated Fund, making that investor a Second Tier Affiliate of a Fund. Section 17(a) would also prohibit a Fund, as an affiliated person or a Second Tier Affiliate of an Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.
Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a)(1) and 17(a)(2) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a)(1) and 17(a)(2) of the Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with,25 any Investing Fund of which it is an affiliated person or second tier affiliate.

24
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement (defined below) also will include this acknowledgement.

25
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. The requested relief, however, would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief also is intended to cover any “in-kind” transactions that may accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

     Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliated persons, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).26
     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. Except as described above in Section I.E., the composition of the Deposit Instruments delivered by an investor purchasing a Creation Unit will be the same regardless of the investor’s identity, as will the composition of the Portfolio Instruments delivered to an investor redeeming a Creation Unit, and will be valued under the same objective standards applied to valuing the Portfolio Instruments. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of a Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such in-kind transactions, including transactions with Investing Funds, will be based on the NAV of the relevant Fund.
     The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund’s objectives and with the general purposes of the Act. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating in-kind purchase or redemption values and will not vary with the identity of the purchaser or redeemer. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.
     The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust or a Fund to effect a transaction detrimental to the Trust or a Fund. Applicants believe that, with respect to the requested relief pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general proposes of the Act and, with respect to the relief requested under Section (6)(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

26	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

D.       Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the Act.27  Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.28  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.29  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”30
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).31  These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled  Public Policy Implications of Investment Company Growth  (the “PPI Report”).32
Applicants propose a number of conditions designed to address these concerns.
Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.
Applicants will take steps to ensure that Investing Funds comply with the terms and conditions of the

27	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) requested in this Application.

28	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

29	Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

30	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

31	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

32	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

requested relief by requiring an Investing Fund to enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limitations imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order.
Condition B.1 limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Subadvisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Advisor, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as the Investing Fund Subadvisor, any person controlling, controlled by or under common control with the Investing Fund Subadvisor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadvisor or any person controlling, controlled by or under common control with the Investing Fund Subadvisor.
For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Advisor, Investing Fund Subadvisor, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.
Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Subadvisor, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Subadvisor, Sponsor or employee is an affiliated person. An Underwriting Affiliate does not include, however, any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting”.
Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee, as defined below, and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and an Investing Fund at the time an investment is made in excess of the limitations of Section 12(d)(1)(A).
A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into an FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limitations of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Investing Fund.
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. As mentioned above, Shares are sold without sales charges.33  Under condition B.5, an Investing Fund Advisor or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Advisor or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Subadvisor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Subadvisor or an affiliated person of the Investing Fund Subadvisor, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadvisor. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.34
In order to address concerns about complexity, Applicants propose condition B.12, which provides that no Fund relying on the Section 12(d)(1) relief requested by this Application may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of other investment companies for short-term cash management purposes. The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. Thus, in keeping with the PPI Report’s concern about overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limitations of Section 12(d)(1)(A) in a Fund that is in turn able to invest in another investment company in excess of such limitations. In addition to avoiding complexity, that the Funds relying on the exemption from Section 12(d)(1) requested in this Application will not invest in any other investment company in excess of the limitations of Section 12(d)(1)(A) mitigates concerns about layering of fees.
E.       Section 22(e) of the Act.

Applicants seek an order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that the relief obtained from the requirements of Section 22(e) will not affect the obligations of Applicants under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
Section 22(e) of the Act provides that:
“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except -
(1)	For any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings, or (B) during which trading on the New York Stock Exchange is restricted;

33	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

34	Any reference in this Application to “NASD Conduct Rule 2830” includes any successor to or replacement of NASD Conduct Rule 2830 that may be adopted by FINRA.

(2)
For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	For such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Global Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in local markets for the underlying foreign Portfolio Instruments held by the Global Funds. Applicants have been made aware that the delivery cycles currently practicable for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Global Funds to be longer than seven calendar days. Accordingly, with respect to Global Funds, which invest in securities traded on global markets only, Applicants request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of in-kind redemptions within seven days, up to a maximum of 15 days, following the tender of a Creation Unit of such Funds. Applicants request that the relief be granted so that each Global Fund, to the extent it holds Portfolio Instruments which require a delivery process in excess of seven calendar days, up to 15 calendar days,35 may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Instruments of the Global Fund customarily clear and settle.
Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed 15 calendar days for each Global Fund requiring exemptive relief from the provisions of Section 22(e). The SAI with respect to each Global Fund will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays and (ii) the maximum number of days, up to 15 calendar days, needed to deliver the proceeds.
Except as otherwise disclosed in the SAI for each Global Fund, deliveries of redemption proceeds by each Global Fund are expected to be made within seven days.
Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of each Global Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e) and will not lead to the problems that Section 22(e) was designed to prevent. Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of the Global Funds. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of each Global Fund). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations and redemption of Creation Units wholly or partially in-kind.

35	In the past, settlement in certain countries, including Russia, have extended to 15 calendar days.

If the requested relief is granted, Applicants intend to disclose in each Global Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption is made and determined to be in proper form. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by Van Eck Associates Corporation (and others) for the Market Vectors ETF Trust,36  the Vanguard Index Funds, WEBS Index Fund, the CountryBaskets, the iShares37 and the Fresco Index Shares Funds, in orders relating to each of those funds.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).
IV.       Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions.

A.        ETF Relief.

1.          As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.          Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.          The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.          On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

36
See Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, Investment Company Act Release Nos. 29459 (Oct. 7, 2010) 75 FR 63216 (notice) and 29496 (Nov. 3, 2010) (order) (“Van Eck Market Vectors Order”).

37	See iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order) (“iShares”).

5.          No Advisor or Subadvisor, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.          The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange traded funds.

B.         12(d)(1) Relief.

1.          The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadvisor or a person controlling, controlled by or under common control with the Investing Fund Subadvisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.          No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.          The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Subadvisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.          Once an investment by an Investing Fund in Shares exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.          The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadvisor will waive fees otherwise payable to the Investing Fund Subadvisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadvisor, or an affiliated person of the Investing Fund Subadvisor, other than any advisory fees paid to the Investing Fund Subadvisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadvisor. In the event that the Investing Fund Subadvisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.          No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.          The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.          Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.          Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Investing Fund and the Fund will execute an FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.        Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.        Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.        No Fund relying on the 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V.	Procedural Matters.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the cover of this Application. Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

VI.        Conclusion, Authorization and Signatures

For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c), 17(b) and 12(d)(1)(J) of the Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Matthew B. Brown is authorized to sign and file this Application on behalf of ETF Issuer Solutions Inc. pursuant to the general authority vested in him as its Chief Executive Officer. William J. Smalley is authorized to sign and file this Application on behalf of ETF Distributors LLC pursuant to the general authority vested in him as its Managing Principal. William J. Smalley is also authorized to sign and file this Application on behalf of the Trust pursuant to the following resolution adopted by the sole initial Trustee of the Trust on June 19, 2013:

RESOLVED, that Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Dated: June 19, 2013

ETF Issuer Solutions Inc.

By:	/s/ Matthew B. Brown
Name:	Matthew B. Brown
Title:	Chief Executive Officer

ETF Actively Managed Trust

By:	/s/ William J. Smalley
Name:	William J. Smalley
Title:	Trustee

ETF Distributors LLC

By:	/s/ William J. Smalley
Name:	William J. Smalley
Title:	Managing Principal

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of ETF Issuer Solutions Inc.; that he is Chief Executive Officer of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Matthew B. Brown
Name:	Matthew B. Brown
Title:	Chief Executive Officer

Dated:	June 19, 2013

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of ETF Actively Managed Trust; that he is the initial Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William J. Smalley
Name:	William J. Smalley
Title:	Trustee

Dated:	June 19, 2013

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of ETF Distributors LLC; that he is the Managing Principal of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William J. Smalley
Name:	William J. Smalley
Title:	Managing Principal

Dated:	June 19, 2013